Exhibit 99.(A).(2).(E)

For Immediate Release

ESMARK INCORPORATED ENTERS INTO DEFINITIVE MERGER

AGREEMENT WITH OAO SEVERSTAL FOR $19.25 PER SHARE

WHEELING, W.Va., June 25, 2008 – Esmark Incorporated (NASDAQ: ESMK) (the “Company”) announced today that it has entered into a definitive merger agreement to be acquired by OAO SeverStal (“SeverStal”) for $19.25 per share. This represents an overall transaction including debt valued at approximately $1.25 billion.

Under the terms of the merger agreement, SeverStal will amend its tender offer to increase its offer price to $19.25 per share and Esmark will amend its Schedule 14D-9 to include the Esmark board of director’s recommendation that Esmark shareholders tender their shares to SeverStal pursuant to the amended tender offer. A revised offer to purchase will be distributed to Esmark shareholders, and the scheduled expiration date for the amended tender offer is 12:00 midnight, New York City time, on July 18, 2008, unless extended. The offer and related transactions contemplated by the merger agreement are subject to the satisfaction of customary closing conditions.

In addition to the merger agreement, SeverStal has entered into an agreement to purchase Esmark’s aggregate $110 million term loan facilities from Essar Steel Holdings Limited (“Essar”).

James P. Bouchard, Chairman and Chief Executive Officer of Esmark, said, “This is an historic day for Esmark, its dedicated employees, the USW and the Ohio Valley. We have maintained from the outset of negotiations with SeverStal and Essar that we would seek to maximize shareholder value and secure a more predictable and prosperous future for the Company. Our management team has worked diligently since taking control in late 2006 to restructure operations, upgrade facilities, return the Company to profitability and ensure Esmark would be a viable participant in the global steel marketplace. We believe we have accomplished these goals and effectively positioned the Company and its employees for future growth.”

“I want to thank SeverStal’s management team for their vision, hard work and dedication in making this transaction a reality,” Bouchard added. “But I also want to extend my sincere appreciation to Essar for their good-faith efforts to acquire the Company, as well as providing the term loan facility at a critical time for Esmark. Finally, to my brother Craig and the entire Esmark management team, I thank you for your remarkable leadership and unwavering commitment to the Company during the difficult but successful restructuring effort.”

The offer and related transactions contemplated by the merger agreement are subject to the satisfaction of customary closing conditions.

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Esmark wants to acknowledge its advisors on the transaction, including Lead Financial Advisor UBS Investment Bank; Mergers and Acquisitions Advisor Charlestown Capital Advisors; Legal and M&A Advisor McGuireWoods LLP; and Debt Advisor Raymond James.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended regarding the merger agreement with SeverStal. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to (1) risks that the transactions contemplated by the merger agreement will not be consummated on the terms or timeline announced; (2) risks that the conditions to closing under the tender offer may not be satisfied; and (3) certain other risks detailed in the other reports and filings with the SEC by the Company, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements contained in this press release represent the Company’s views only as of today and should not be relied upon as representing views as of any subsequent date. While the Company may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

About Esmark Incorporated

Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions. Currently headquartered in Wheeling, WV, the Company is a producer of carbon flat-rolled products for the construction, container, appliance, converter/processor, steel service center, automotive and other markets. The Company’s products include various sheet products such as hot rolled, cold rolled, hot dipped galvanized, electro-galvanized, black plate and electrolytic tinplate. More information about Esmark can be found at www.esmark.com.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR ESMARK’S COMMON STOCK. ESMARK WILL FILE AN AMENDMENT TO ITS SOLICITATION/RECOMMENDATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JUNE 12, 2008 TO REFLECT THE MERGER AGREEMENT. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ESMARK WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THESE MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING ESMARK’S INFORMATION AGENT FOR THE TENDER OFFER, INNISFREE M&A INCORPORATED (877) 456-3442 (TOLL FREE).

Media Contacts: Dennis Halpin, 304.234.2421 (office) or 304.650.6474 (mobile), dhalpin@esmark.com; Bill Keegan, Edelman, 312.927.8424 (mobile), bill.keegan@edelman.com

Investor Relations Contact: Dennis Halpin, 304.234.2421 (office) or 304.650.6474 (mobile), dhalpin@esmark.com

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